Exhibit 3.2

STATE OF DELAWARE CERTIFICATE OF CONVERSION FROM A
NON-DELAWARE CORPORATION TO A DELAWARE
CORPORATION PURSUANT TO SECTION 265 OF THE DELAWARE
GENERAL CORPORATION LAW

1.) The jurisdiction where the Non-Delaware Corporation first formed is British Virgin Islands (BVI)

2.) The jurisdiction immediately prior to filing this Certificate is BVI

3.) The date the Non-Delaware Corporation first formed is April 15, 2011

4.) The name of the Non-Delaware Corporation immediately prior to filing this Certificate is Azteca Acquisition Corporation

5.) The name of the Corporation as set forth in the Certificate of Incorporation is Azteca Acquisition Corporation.

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Non-Delaware Corporation have executed this Certificate on the 8th day of June, A.D. 2011.

By:	/s/ Clive Fleissig

Name:	Clive Fleissig

Title:	Co-CFO